

KONECRANES

FILE 82-4297

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

31 January, 2005

SUPPL

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc





Securities and Exchange Commiss
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Announcement published by the Company on 31 January, 2005.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

2/17

FILE 82-4297

KCI KONECRANES PLC STOCK EXCHANGE ANNOUNCEMENT 31 January, 2005 12.45 noon

OP BANK GROUP CENTRAL CO-OPERATIVE'S HOLDINGS IN KCI KONECRANES PLC DECREASED

This is a notice under Chapter 2, Section 10 of the Finnish Securities Market Act.

OP Bank Group Central Co-operative (trade reg. 0242522-1) notified on 28 January, 2005 KCI Konecranes Plc and the Financial Supervision Authority of Finland that the aggregate holding by its subsidiaries and affiliated companies has decreased under 5 % of the shares and voting rights of KCI Konecranes Plc.

OP Bank Group Central Co-operative holds a total of 442,580 shares, which corresponds to 3.09 per cent of the paid up share capital and voting rights of KCI Konecranes Plc.

KCI Konecranes has only one class of shares and each share entitles to one vote. The share capital is EUR 28,620,060 and the total number of shares is 14,310,030.

The holding of the shares and voting rights are distributed between the group companies as follows:

	Number of shares	% of total shares and voting rights
OKO Bank Business ID 0199920-7	10,000	0.07
OP Bank Group Kyösti Haataja Foundation Business ID 0116778-5	500	0,00
OP Bank Group Research Foundation Business ID 0215251-8	8,400	0.06
OP-Fund Management Company Ltd's mutual funds Business ID 0743962-2		
OP-Delta	294,930	2.06
OP-Focus	34,700	0.24
OP-Suomi Kasvu	94,050	0.66
Total	442,580	3.09

KCI Konecranes, headquartered in Hyvinkää, Finland is a world leading Engineering Group specialising in advanced overhead lifting solutions and maintenance services. KCI Konecranes is the world's leading supplier of heavy-duty cranes for process industries. KCI Konecranes is a global supplier of special harbour cranes for bulk materials and containers and a leading provider of shipyard cranes. In 2003, Group sales totalled EUR 665 million. The Group has 4500 employees in 34 countries all over the world.

KCI KONECRANES PLC



Franciska Janzon
IR Manager

FURTHER INFORMATION
Further information can be obtained from
Ms. Franciska Janzon, IR Manager, tel. +358-20 427 2043

DISTRIBUTION
Helsinki Stock Exchange
Media